December 22, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: British Cambridge, Inc.

Form S-1/A

Filed December 11, 2015

File No. 333-207947

To the men and women of the SEC:

On behalf of British Cambridge, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 16, 2015 addressed to Mr. Hatadi Shapiro Supaat, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on December 11, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to comment 1 of our prior letter and cannot agree. In your response you state that you do not have assets consisting solely of cash and/or cash equivalents. However, a review of your audited financial statements for the period ended September 30, 2015 shows that the company has no assets. Additionally, we note that you have an agreement with your affiliate British Cambridge Institute for a fee of $10,000 every three months. In our opinion these assets and operations are nominal in nature. As such, please identify the company as a shell in the registration statement and include all related disclosures.

COMPANY RESPONSE

We have updated our registration statement with all related disclosures per the above request. Please see page 10 and 21.

Additionally, we believe our response to comment 2 below covers the other disclosures requested per the SEC’s comment number 1 in our previous SEC comment letter. In all locations where we wrote that the selling shareholders may be deemed underwrites, or alluded to that fact, we have changed the registration statement to read that all selling shareholders will be deemed to be underwriters. Additionally, we have added in language that states that our selling shareholders will sell their shares at a fixed price for the duration of the offering.

For all disclosures summarized in the above paragraph please see pages 1, 18, and 19.

Prospectus Summary

2. Disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

COMPANY RESPONSE

We have added the following to page 1, 2: and 13: “We and our executive team, directors, and any affiliates, once we are reporting, do not have any intentions for us to be used as a vehicle for a private party to acquire us or to purchase us in an effort to take their own Company public in the sense that they would become SEC Reporting.

It should be noted that our company is currently a shell company. We have performed limited business operations and have generated no revenue to date.

We do not believe that we are a blank check company. We have a bona fide business plan and the rights to an online education platform as described herein. While we do not intend to and have no plans to be acquired or merge with any unidentified companies we do have plans to make acquisitions on our own behalf, if financially feasible, with unidentified companies in the field of education to build up our own Company.”

Note to SEC: While we have no intentions whatsoever to merge with or be acquired by a private company that seeks to become SEC Reporting, as mentioned previously, like any company, if it is financially feasible we want our company to grow, and we would like to do so through making acquisitions we feel would add greater value to our company. We do not want to be forbid from growing our company through this measure.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 22, 2015

/s/ Hatadi Shapiro Supaat

Hatadi Shapiro Supaat

Chief Executive Officer